SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Rule 13e-3 Transaction Statement
   (Under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3
                           (ss.240.13e-3) thereunder)
                                [Amendment No. 4]

                                 Besicorp Ltd.
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                              (Name of the Issuer)

         Besicorp Ltd., Besicorp Holdings, Inc., Besi Acquisition Corp.,
           Avalon Ventures, LLC, Avalon Funding, LLC, Michael F. Zinn
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                       (Name of Person(s) Filing Statement

                     Common Stock, par value $.01 per share
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    204498111
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                      (CUSIP Number of Class of Securities)

                                  Besicorp Ltd.
   c/o Robinson Brog Leinwand Greene Genovese & Gluck P.C., 1345 Avenue of the Americas, New York, New York 10105, Attn: A. Mitchell Greene, Esq.,
   (212) 603-6399

   Besicorp Holdings, Inc., Besi Acquisition Corp., Avalon Ventures, LLC,
   Avalon Funding, LLC and Michael Zinn
   c/o Zeichner Ellman & Krause, 757 Lexington Avenue, New York, New York
   10022, Attn: William J. Poltarak, Esq., (212) 223-0400
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1]. Regulation 14C [17CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [ss.240.13e-3(c)] under the
    Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ X ]

Calculation of Filing Fee
                  Transaction                   Amount of filing fee
                  valuation *                   $917.44
                  $4,587,316

         * Set forth the amount on which the filing fee is calculated and state how it was determined. The value of the transaction is $4,587,316, calculated as follows: the Cash Merger Consideration for the 77,919 shares of Besicorp Ltd. Common Stock to be acquired by the Buyer (i.e., all of the shares of Besicorp's common stock excluding the 57,967 shares of Common Stock owned as of the Record Date (as defined in the Revised Preliminary Proxy Materials (the "Materials") filed contemporaneously herewith by the Buyer)) equals the aggregate cash merger consideration of $8,000,000 divided by 135,886 (the Total Shares (as defined in the Materials)) multiplied by 77,919. No value is ascribed to the Combined Deferred Payment Rights, as such term is defined in the Materials.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        $917.93

Form or Registration No.:      SCHEDULE 14A - PRELIMINARY PROXY STATEMENT

Filing Party: Besicorp Ltd.

Date Filed:   December 6, 1999

Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

                              CROSS REFERENCE SHEET


         This Rule 13e-3 Transaction Statement is being filed by Besicorp Ltd. ("Besicorp"), Besicorp Holdings, Ltd., a New York corporation ("Parent"), Besi Acquisition Corp. ("Acquisition Corp."), a New York corporation and a wholly-owned subsidiary of Parent, Avalon Ventures, LLC, a Virginia limited liability company ("Avalon"), which owns (as of the Record Date) 94.5% of the outstanding capital stock of the Parent, Avalon Funding, LLC, a Delaware limited liability company, and Michael F. Zinn, in connection with the Amended and Restated Agreement and Plan of Merger dated as of November 24, 1999 (the "Plan of Merger") by and between Parent, Acquisition Corp. and Besicorp pursuant to which all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of Besicorp (other than shares of Common Stock owned by Buyer and Dissenters and shares for which Substitute Restricted Shares are issued), will be acquired by virtue of the Merger for cash of at least $58.87 per share and a Combined Deferred Payment Right upon the terms and subject to the conditions set forth therein. Capitalized terms used without being defined herein shall have the meanings ascribed by the Proxy Statement (as defined).

         The following Cross Reference Sheet shows the location in the revised preliminary proxy statement (the "Proxy Statement") filed with the Securities and Exchange Commission concurrently herewith of items required by Schedule 13E-3. The information contained in the section of the Proxy Statement identified below is incorporated herein by this reference.

Item 1.   Issuer and Class of Security Subject to the Transaction.

(a)      Proxy Statement Cover Page and "Summary - The Parties"

(b) Proxy Statement Cover Page, "Summary - Record Date; Quorum; Vote Required", "Voting at the Special Meeting - Record Date; Vote Required" and "Market Information Regarding Besicorp Common Stock"

(c) Proxy Statement Cover Page, "Summary - Trading Market for and Market Price of Besicorp Common Stock" and "Market Information Regarding Besicorp Common Stock"

(d) " Plan of Merger - Certain Covenants" and "Market Information Regarding Besicorp Common Stock"

(e)      Not Applicable

(f)      Not Applicable

Item 2.           Identity and Background.

(a) "Summary - The Parties", "Information Regarding Parent and Acquisition Corp." and Appendix 1.

(b) "Summary - The Parties", "Information Regarding Parent and Acquisition Corp." and Appendix 1.

(c)      Proxy  Statement  Cover  Page,  "Summary  -  The  Parties"  "Summary  -
         Background   of  the  Merger",   "Information   Regarding   Parent  and
         Acquisition Corp." and Appendix 1.

(d)      Proxy  Statement  Cover  Page,  "Summary  -  The  Parties"  "Summary  -
         Background   of  the  Merger",   "Information   Regarding   Parent  and
         Acquisition Corp." and Appendix 1.

(e)      "Business of Besicorp - Legal Proceedings"

(f)      "Business of Besicorp - Legal Proceedings"

(g)      "Information Regarding Parent and Acquisition Corp."



Item 3.   Past Contracts, Transactions or Negotiations.

(a)(1)   "Business of Besicorp - Certain Related Party Transactions"

(a)(2) "Summary - Background of the Merger" and "Factors to be Considered - Purposes, Effects and Background of the Merger"

(b) "Summary - Background of the Merger" and "Factors to be Considered - Purposes, Effects and Background of the Merger"

Item 4.    Terms of the Transaction.

(a) "Summary - The Merger Consideration" "Summary - Conditions to the Merger", "Summary - Termination", "Summary - Effective Date; Cancellation of Stock Certificates; and Receipt of Merger Consideration"; "Summary - Dissenter's Rights"; "Voting at the Special Meeting - Record Date; Vote Required"; "Voting at the Special Meeting - Rights of Dissenting Shareholders"; "Factors to be Considered - Certain Effects of the Merger",

         "Factors to be Considered - Regulatory and Other Approvals"; "Plan of Merger", "Indemnification Agreement" and Escrow Agreement"

(b) "Summary - Interests of Executive Officers and Directors in the Merger" , "Summary - The Merger Consideration", "Summary - Record Date; Vote Required", "Summary - Dissenters' Rights", "Summary - Material Federal Income Taxes", "Voting at the Special Meeting - Record Date; Vote Required" , "Voting at the Special Meeting - Rights of Dissenting
         Shareholders", "Factors to be Considered - Purposes, Effects and Background of the Merger", "Factors to be Considered - Interests of Executive Officers and Directors in the Merger", "Factors to be Considered - Certain Effects of the Merger", "Factors to be Considered - Material Federal Income Taxes", "Plan of Merger - The Merger", "Plan of Merger - Merger Consideration", "Escrow Agreement" and "Indemnification Agreement"


Item 5.   Plans or Proposals of the Issuer or Affiliate.

(a)-(g)  "Information Regarding Parent and Acquisition Corp."


Item 6.    Source and Amounts of Funds or Other Consideration.

(a) "Summary - Merger Consideration", "Factors to be Considered - Certain Effects of the Merger", "Plan of Merger - Merger Consideration - Combined Deferred Payment Right" and "Information Regarding Parent and Acquisition Corp."

(b) "Information Regarding Parent and Acquisition Corp. and "Sources and Uses of Funds"

(c)      "Information Regarding Parent and Acquisition Corp."

(d)      Not Applicable



Item 7.    Purposes(s), Alternatives, Reasons and Effects.

(a) "Summary - Background of the Merger", "Factors to be Considered - Purposes, Effects and Background of the Merger", "Factors to be Considered - Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger", "Factors to be Considered - Recommendation of the Buyer; Fairness of the Merger" and "Information Regarding Parent and Acquisition Corp."

(b) "Summary - Background of the Merger", "Factors to be Considered - Purposes, Effects and Background of the Merger", "Factors to be Considered - Recommendation of the Special Committee and the Board of Directors", "Factors to be Considered Recommendation of the Buyer; Fairness of the Merger" and "Information Regarding Parent and Acquisition Corp."

(c) "Summary - Background of the Merger", "Factors to be Considered - Purposes, Effects and Background of the Merger", "Factors to be Considered - Recommendation of the Special Committee and the Board of Directors", "Factors to be Considered Recommendation of the Buyer; Fairness of the Merger" and "Information Regarding Parent and Acquisition Corp."

(d) Proxy Statement Cover Page, "Summary - The Merger Consideration", "Summary - Interests of Executive Officers and Directors in the Merger" , "Summary - Effective Date; Cancellation of Stock Certificates; and Receipt of Merger Consideration", "Summary - Dissenters' Rights", "Summary - Material Federal Income Tax Consequences", "Voting at the Special Meeting - Rights of Dissenting Shareholders", "Factors to be Considered - Interests of Executive Officers and Directors in the Merger", "Factors to be Considered - Certain Effects of the Merger" and "Factors to be Considered - Material Federal Income Tax Consequences", "Plan of Merger" and "Selected Historical and Pro Forma Financial Data"

Item 8.   Fairness of the Transaction.

(a) "Summary - Recommendation of Besicorp's Board of Directors and the Special Committee", "Factors to be Considered - Purposes, Effects and Background of the Merger", "Factors to be Considered - Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger", "Factors to be Considered Recommendation of the Buyer;
         Fairness of the Merger" and "Information Regarding Parent and Acquisition Corp."

(b) "Summary - Recommendation of Besicorp's Board of Directors and the Special Committee", "Factors to be Considered - Purposes, Effects and Background of the Merger", "Factors to be Considered - Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger", "Factors to be Considered Recommendation of the Buyer;
         Fairness of the Merger" and "Information Regarding Parent and Acquisition Corp."

(c) "Summary - Record Date; Quorum; Vote Required", and "Voting at the Special Meeting Record Date; Vote Required"

(d) "Factors to be Considered - Purposes, Effects and Background of the Merger" and "Factors to be Considered - Opinion of Financial Advisor"

(e) "Summary - Recommendation of Besicorp's Board of Directors and the Special Committee", and "Factors to be Considered - Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger"

(f) "Factors to be Considered - Purposes, Effects and Background of the Merger" and "Factors to be Considered - Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger"



Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.

(a)      "Summary - Opinion of Financial  Advisor" and "Factors to be Considered
         - Opinion of Financial Advisor" and "Factors to be Considered - Reports of Commercial Associates"

(b)      "Summary - Opinion of Financial  Advisor" and "Factors to be Considered
         - Opinion of Financial Advisor" and "Factors to be Considered - Reports of Commercial Associates"

(c) "Additional Information" The Fairness Opinion is annexed to the Proxy Statement as Annex B



Item 10.   Interest in Securities of the Issuer.

(a) "Summary - Record Date; Quorum; Vote Required", "Voting at the Special Meeting Record Date; Vote Required", "Business of the Company - Security Ownership of Certain Beneficial Owners and Management" and "Information Regarding the Parent and Acquisition Corp."

(b)      Not applicable



Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

"Summary - Record Date; Quorum; Vote Required", "Summary - Interests of Executive Officers and Directors in the Merger", "Voting at the Special Meeting
- Record Date; Vote Required", "Factors to be Considered - Interests of Executive Officers and Directors in the Merger", "Plan of

Merger", "Business - Security Ownership of Certain Beneficial Owners and Management" and "Information Regarding Parent and Acquisition Corp."

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a) "Summary - Record Date; Quorum; Vote Required", "Voting at the Special Meeting Record Date; Vote Required", "Factors to be Considered - Recommendation of the Buyer: Fairness of the Merger" and "Information Regarding the Parent and Acquisition Corp."

(b) "Factors to be Considered - Recommendation of the Buyer: Fairness of the Merger" and "Information Regarding the Parent and Acquisition Corp."



Item 13.          Other Provisions of the Transaction.

(a) "Summary - Dissenters' Rights," "Voting at the Special Meeting - Rights of Dissenting Shareholders", "Additional Information" and Annex C to the Proxy Statement.

(b)      Not applicable

(c)      Not applicable



Item 14.          Financial Information.

(a)(1)   Consolidated Financial Statements of Besicorp

(a)(2)   Consolidated Financial Statements of Besicorp

(a)(3)   Not Applicable

(a)(4)   "Selected Historical and Pro Forma Financial Data"

(b)(1)   "Selected Historical and Pro Forma Financial Data"

(b)(2)   "Selected Historical and Pro Forma Financial Data"

(b)(3)   "Selected Historical and Pro Forma Financial Data"

Item 15.          Persons and Assets Employed, Retained or Utilized.

(a)      Proxy statement cover page and "Sources and Uses of Funds"

(b)      Not Applicable



Item 16.          Additional Information.

                  Not Applicable



Item 17.          Material to be filed as Exhibits.

(a)      The HSBC Credit Facility is annexed hereto as Exhibit 17(a)(1).

(b) The Fairness Opinion is annexed as Annex B to the Proxy Statement. The report of Josephthal is annexed hereto as Exhibit 17(b)(1). The reports of Commercial Associates dated August 18, 1999 are annexed hereto as
         Exhibit 17(b)(2).

(c)      Not Applicable

(d)      Not Applicable

(e) "Summary - Dissenters' Rights," "Voting at the Special Meeting - Rights of Dissenting Shareholders" and Annex C to the Proxy Statement.

(f)      Not applicable

                                                     SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Besicorp Ltd.


April 4, 2000              By:  /s/  Frederic M. Zinn
                                ------------------------------------------
                                Frederic M. Zinn, Executive Vice President


                           Besicorp Holdings, Inc.


April 4, 2000              By:   /s/  Michael F. Zinn
                                 ------------------------------------------
                                 Michael F. Zinn, President


                           Besi Acquisition Corp.


April 4, 2000              By:   /s/  Michael F. Zinn
                                 ------------------------------------------
                                 Michael F. Zinn, President


                           Avalon Ventures, LLC


April 4, 2000              By:   /s/  Michael F. Zinn
                                 -----------------------------------------
                                 Michael F. Zinn, President


                           Avalon Funding, LLC


April 4, 2000              By:   /s/  Michael F. Zinn
                                 -----------------------------------
                                 Michael F. Zinn, President


                                 /s/  Michael F. Zinn
April 4, 2000                    ------------------------------------
                                 Michael F. Zinn